EXHIBIT 12.1

	YEAR ENDED
(in thousands of U.S. dollars)	Dec. 31, 2003	Dec. 31, 2002	Dec. 31, 2001	Dec. 31, 2000	Dec. 31, 1999
Fixed charges:
Interest expense	$13,134	$13,347	$17,711	$22,924	$25,968
Portion of rent expense representative of interest	2,467	1,867	1,567	1,567	1,067

Total fixed charges	$15,601	$15,214	$19,278	$24,491	$27,035

Earnings:
Income from continuing operations before tax	$162,833	$149,197	$187,689	$202,117	$188,650
Fixed charges per above	15,601	15,214	19,278	24,491	27,035

Total earnings	$178,434	$164,411	$206,967	$226,608	$215,685

Ratio of earnings to fixed charges	11.44	10.81	10.74	9.25	7.98